UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

VS MEDIA Holdings Limited Adopted an Amended and Restated 2023 Equity Incentive Plan

VS MEDIA Holdings Limited (the “Company”) adopted an Amended and Restated 2023 Equity Incentive Plan (the “A&R 2023 Plan”), as approved and authorized by the board of directors of the Company on November 26, 2025.

Pursuant to section 3(a) of the A&R 2023 Plan, the maximum aggregate number of shares that may be issued under the 2023 Equity Incentive Plan was adjusted from 4,400,000 (adjusted for post share combination) Class A ordinary shares to 9,850,000 Class A ordinary shares, increased by 5,450,000 Class A ordinary shares, effective on December 11, 2025. The rest of provisions of the 2023 Plan will remain in full force and effect.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the British Virgin Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our British Virgin Islands counsel, Maples and Calder (Hong Kong) LLP, has provided a letter to Nasdaq certifying that under British Virgin Islands law and our amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated 2023 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer